

Mail Stop 3233

January 9, 2018

Via E-Mail
Ms. Erin D. Pickens
Senior Vice President and Chief Financial Officer
Stratus Properties Inc.
212 Lavaca St., Suite 300
Austin, TX 78701

    Re: **Stratus Properties Inc.**
                Form 10-K for the year ended December 31, 2016
                Filed on March 16, 2017

                Form 8-K
                Filed on May 10, 2017

                Form 10-Q for the quarter ended June 30, 2017
                Filed on August 9, 2017
                File No. 001-37716

Dear Ms. Pickens:

We have reviewed your December 14, 2017 response to our comment letter and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 30, 2017 letter.

Form 8-K filed on May 10, 2017

Exhibit 99.1

1.   We note your response to our prior comment 1 and that the appraiser may use multiple methodologies to determine a fair value for your properties and will then reconcile those values to determine which methodology is be best representation of fair value. In future

filings, please disclose the significant inputs utilized by the appraiser related to the final methodology chosen. For example, if it was determined that the income capitalization approach was the most appropriate valuation methodology, you may determine to disclose the capitalization rate and net operating income amounts used in the calculation. You may also consider disclosing ranges of inputs used for similar properties whose fair value was determined using similar valuation methodologies.

You may contact Shannon Sobotka, Staff Accountant at (202) 551-3856 or me at (202) 551-3429 with any questions.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant
Office of Real Estate &
Commodities